FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Introducing BlackBerry Mobile Fusion - RIM Launches Next Generation Mobile Device Management Solution for Government and Business Customers	3

Document 1

April 3, 2012

Introducing BlackBerry Mobile Fusion - RIM Launches Next Generation Mobile Device Management Solution for Government and Business Customers

Cost-Efficient Solution Delivers Secure, Reliable, Scalable and Easy Management of BlackBerry, iOS and Android Devices

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched the highly-anticipated BlackBerry® Mobile Fusion, RIM’s next-generation mobile device management (MDM) solution for enterprise customers. Built on the foundation that has established BlackBerry® Enterprise Server as the gold standard for government and businesses, BlackBerry Mobile Fusion delivers a cost-efficient, secure, reliable and scalable solution that consolidates the management of smartphones and tablets running BlackBerry® OS (including support for BlackBerry PlayBook™ and future BlackBerry® 10 devices) as well as Android™ and iOS®*, and provides a single, unified, web-based console for easily managing all devices.

“For businesses and government, managing a mix of mobile devices on any scale is chaotic. Organizations face pressure to allow employees to bring their own devices into the workplace, and they are looking to RIM as the global leader in the enterprise mobility space to solve that problem,” said Alan Panezic, Vice President, Enterprise Product Management and Marketing at Research In Motion. “BlackBerry Mobile Fusion allows organizations to manage a mixed environment of devices in the most secure, simple, and cost efficient manner possible. It also means that businesses and government do not have to move to the lowest common denominator on security for all the devices they need to manage.”

BlackBerry Mobile Fusion integrates the market-leading features and security architecture of BlackBerry Enterprise Server (version 5.0.3), providing advanced IT management and controls, a single outbound security connection (256-bit AES encrypted “BlackBerry VPN”), enforceable IT policies, support for BlackBerry® Balance technology, and over-the-air app and software installation capabilities for the management of BlackBerry smartphones and PlayBook tablets (as well as future BlackBerry 10 devices).

For the wide range of government workers around the world and approximately 90 percent of Fortune 500 companies using BlackBerry smartphones today, BlackBerry Mobile Fusion allows them to leverage their current end-to-end BlackBerry security infrastructure and have flexible options for individually liable devices while keeping costs low.

In addition to providing unmatched functionality for BlackBerry devices, BlackBerry Mobile Fusion also provides comprehensive mobile device management capabilities for iOS and Android devices including:

•	Support for multiple devices per user
•	Application and software management
•	Connectivity management (Wi-Fi®, VPN, certificates)
•	Centralized, easy to use, unified web-based console
•	Security and policy definition and management
•	Asset management
•	Configuration management
•	Security and protection for lost or stolen devices (remote lock, wipe)
•	User- and group-based administration
•	High scalability

BlackBerry Mobile Fusion software is available as a free download and is priced by the number of devices being managed. Client access licenses (CALs) start at $99 per user or $4 per user per month (billed annually); volume discounts are also available. In addition, RIM is offering a 60 day free trial, so customers can deploy a pilot before purchasing a single CAL. The 60 day free trial is available at https://www.blackberry.com/eBES/trialOrder.do?id=121.

For more information, visit www.blackberry.com/mobilefusion.

* iOS and Android devices require the Mobile Fusion Client app to enable the BlackBerry Mobile Fusion management services, which is available as a free download for iOS and Android devices from their respective app stores. Device security, manageability and controls vary according to the inherent capabilities of the individual device operating systems.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 3, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer